UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number: 001-53087

IAO KUN GROUP HOLDING COMPANY LIMITED

(Translation of registrant’s name into English)

Alameda Dr. Carlos D’ Assumpcao No: 181-187
Centro Comercial do Grupo
Brilhantismo, 12 Andar T Macau
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Departure Of Directors Or Certain Officers; Election Of Directors; Appointment Of Certain Officers; Compensatory Arrangements of Certain Officers.

On October 15, 2016, Iao Kun Group Holding Company Limited (the “Company”), which operates through its subsidiaries and related promotion entities that act as VIP room gaming promoters, appointed Mr. So Hin Lung to the Company’s board of directors. Mr. So was also appointed as a member of the Company’s audit committee and nominating committee.

Mr. So, 39, is the managing director of a private consultancy company. Since March 2011, he has also served as the chief financial officer and secretary of Perfect Shape Beauty Technology Limited, a company listed on the Hong Kong Stock Exchange. Mr. So has over 18 years of experience in finance, corporate management, business investment, auditing, accounting and company secretary practices. Mr. So graduated from the Chinese University of Hong Kong with an Executive Master of Business Administration and is currently a member of the Hong Kong Institute of Certified Public Accountants.

Mr. So is replacing Mr. Kwok Chi Chung, who resigned from the board of directors effective October 15, 2016. Mr. Kwok’s resignation was for personal reasons, and there was no disagreement with the board or the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 18, 2016	IAO KUN GROUP HOLDING COMPANY LIMITED

	By:	/s/ Yip Cheuk Fai
Name: Yip Cheuk Fai
Title: Chief Financial Officer